CAPITAL RESOURCE FUNDING, INC.
                            2212 Lantern Way Circle
                        Cornelius, North Carolina 28031
                                 (704) 564-1676

                                October 25, 2004


Securities  and  Exchange  Commission
Division  of  Corporation  Finance
450  Fifth  Street,  N.W.
Washington,  D.C.  20549-0404

Attn:     Chris  Windsor,  Esq.
          Senior  Attorney
          Office  of  Emerging  Growth  Companies

Re:       Capital  Resource  Funding,  Inc.
          Form SB-2 filed August 16, 2004; Amended October 25, 2004 File Number: 333-118259

Gentlemen:

     Thank you for your comment letter dated September 15, 2004 (the "Comment Letter"), with respect to the above-captioned Registration Statement on Form
SB-2. We have filed our revised Amendment No. 1 to Form SB-2/A (the "Form SB-2/A") of Capital Resource Funding, Inc. (the "Company"), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

     For your information, we have filed our revised Form SB-2/A on the EDGAR system, and have also provided a clean and marked copy by overnight courier to the staff of the Commission for its review.

1. We have revised our disclosure throughout the document to clarify that HairMax and the HairMax Selling Security Holders are statutory underwriters under section 2(a)(11) of the Securities Act. You suggest in several comments in your Comment Letter that the Selling Security Holders are also statutory underwriters under section 2(a)(11) of the Securities Act. We disagree with that characterization and have not denominated the Selling Security Holders as statutory underwriters in, for example, the Plan of Distribution section of the prospectus.

2 There is no relationship between between Mr. Koran and the principals of Greentree Financial Corp. There is no relationship between Mr. Koran and HairMax other than the strategic alliance agreement and related stock issuance of 200,000 shares between the Company


Chris  Windsor,  Esq.
October  25,  2004
Page  2.


     and HairMax. There is no relationship between the principals of Greentree and HairMax, other than the fact that Michael J. Bongiovanni has been Chief Financial Officer for three years and is currently a Director of Hairmax, and is also a shareholder of Hairmax, all of which is disclosed in HairMax's public filings pursuant to the Securities Exchange Act of 1934, as amended. Mr. Bongiovanni also has a consulting agreement with Hairmax dated May 1, 2004. There is no relationship between the principals of Greentree and the Company, other than a Consulting Agreement dated June 23, 2004, which was filed as Exhibit No. 10.1 to the Registration Statement, and a Promissory Note, which was filed as Exhibit No. 10.2 to the Registration Statement.

3. The term "underwriter", as defined in section 2(a)(11) of the Securities Act, means, among other things, any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking. As you know, Greentree Financial Group, Inc. ("Greentree") has a Consulting Agreement, dated June 23, 2004, with the Company, pursuant to which it has agreed to provide the following services: (i) Assist with the preparation of SEC Registration Statement Form SB-2, (ii) Assist with the preparation of Board Resolutions authorizing the transactions, (iii) Assist the Company with preparing corporate housekeeping matters, (iv) Assist with the preparation of a share exchange agreement with a publicly traded company, (v) Edgarization of the Form SB-2 with the Commission, and (vi) Assist with the preparation of a newly created class of preferred stock. These are specialized activities within the expertise of Greentree, as a consultant, and they are valuable services to us. In exchange for providing these services, Greentree was paid a fee of $38,835 (plus interest of $1,165) payable on December 24, 2004, and it was issued 490,000 shares of free trading stock. In order for the stock to be free trading it must be registered on the subject Registration Statement on Form SB-2.

     Greentree is not purchasing the shares of common stock of the Company with a view to distribution thereof. Of course, this is a legal conclusion. However, the substance of the transaction should prevail over its form. For example, Greentree is accepting the shares of common stock as compensation for services rendered in connection with the offering. The role of Greentree is nothing close to that of a traditional Wall Street underwriter which purchases stock with a view to distribution, and is what Section 2(a)(11) was originally enacted to address. This is a self underwritten offering and Greentree has no part in that underwriting.

     We concede that the statutory language is precise and may cover the position of Greentree in this offering. You could argue that Greentree is purchasing shares with a view to distribution, and it would then be covered by the statutory language. However, that same language could cover almost any selling shareholder in a secondary distribution. In the case at hand, Greetree is merely trying to sell stock in order to get paid for its services. In a very real sense, Greentree is


Chris  Windsor,  Esq.
October  25,  2004
Page  3.


     purchasing the shares by rendering services to the Company, and later reselling its 4.5% position in the marketplace. It is our understanding that there may be a "presumptive underwriter" doctrine, pursuant to which a purchaser of less than a 10% block of shares for resale in an offering would not be deemed to be a statutory underwriter. If such legal doctrine is embraced by the Commission currently, then Greentree appeals to the Commission for relief from denomination as an underwriter on that basis. We contend that it should be available, because if Greentree is a statutory underwriter, then almost every secondary seller of shares in an offering such as ours could be denominated as a statutory underwriter.

     As a last resort to avoid denomination as a statutory underwriter, Greentree is amenable to agreeing to sell shares of common stock only pursuant to limited quantities, such as in accordance with the volume limitations of Rule 144. This should have the effect of removing Greentree from the category of persons who are participating in a "distribution", or "purchasing from an issuer with a view to distribution". The best secondary legal authority that that we are able to find for this proposition is Ahrenholz and Van Valkenberg, The Presumptive Underwriter Doctrine:
     Statutory Underwriter Status for Investors Purchasing a Specified Portion of a Registered Offering, 1973 Utah L.Rev 773, 775-776

4. This offering by our shareholders is not a primary offering of securities. HairMax and its shareholders are not offering our shares "by or on behalf" of the issuer, which would disqualify us from using an at the market offering. In this offering, 990,000 shares of our common stock are being offered by shareholders pursuant to a secondary offering, and the fact that HairMax has chosen to register and spin-off 200,000 shares of our common stock which it received in a bargained-for exchange, does not convert this into a primary offering. We are not receiving any proceeds from the offering which would be typical in a primary offering, and there is little benefit accruing to us as a result of the offering. About the only benefit from the spin-off is that it may make our shares more widely held than would otherwise be the case in an ordinary secondary offering without a spin-off component to it. If the staff of the Commission were to take the position that the smallest of benefits to us converts a secondary offering into a primary offering, the same would be true of an equity line of credit, a secondary offering following a private placement of securities, or just about any type of secondary offering that causes some benefit to the issuer. All secondary offerings are of some benefit to the issuer, but this does not convert such offerings into a primary offering. We understand that the Commission might have a stronger position in the event that HairMax were affiliated with our company, so that it could be said that they were in reality offering the shares "by or on behalf" of us. But this is not the case in our offering. We are not affiliated with HairMax and they have chosen this course of action based on an arms' length profit-motivated transaction, the benefit of which was passed directly on to the shareholders of HairMax.


Chris  Windsor,  Esq.
October  25,  2004
Page  4.


     We disagree with the position of Commission and we are unwilling to revise our registration statement to price all securities offered in this prospectus for the duration of the offering, and indicate this specific price where appropriate throughout the prospectus. We disagree with the Staff's conclusion that our offering must be prompt and continuous for the duration of the offering. We respectfully refer the staff of the Commission to a Registration Statement on Form SB-2 of ABC Realty Co., filed with the Commission on November 13, 2002, designated as SEC File No. 333-101167, and declared effective on January 15, 2004, pursuant to which ABC Realty Co. issued 1,000,000 shares of its common stock to Xenicent, Inc., a North Carolina corporation and affiliate, who in turn declared a dividend distribution of those 1,000,000 shares to the shareholders of Xenicent, all in connection with a secondary offering of 1,815,000 shares of common stock of ABC Realty. The Commission accepted the position of ABC Realty Co., an affiliate of Xenicent, Inc., that it was making a secondary offering and not a primary offering of securities.

5.   We  will  renumber  the  pages  of  our  next  amendment.

6. We have revised the disclosure in this document so that it reports the factual situation as of a more recent date.

7. With this amendment, we have included an updated accountant's consent, as well as two material contracts that the Registrant has entered into and that were previously disclosed

8. We have updated the financial statements for the period ended September 30, 2004.

9. We have revised the text to clarify that HairMax is unrelated to our company.

10.  We  have  better  identified  the  two  selling  shareholders as requested.

11. We have amended the disclosure on the cover page to reflect the percentage holdings of the selling shareholders and stated the reasons why they are registering their shares at this time.

12.  The  second  paragraph  of  the  cover  page  has  been  deleted.

13. We have stated clearly that none of the offering proceeds will go to the company.

14.  We  have  revised  the  verb  tenses  as  requested  by  the  staff.

15. We have disclosed that the dividend distribution will take place on October 31, 2004.


Chris  Windsor,  Esq.
October  25,  2004
Page  5.


16. We have discussed on the Cover Page the timing of when and how the company expects its shares to trade on the OTC Bulletin Board, including the steps associated therewith.

17.  We  have deleted the risk factors from the Table of Contents, as requested.

18.  We  have  discussed  briefly  the  types  of  financing  that  we  broker.

19. We have provided a summary discussion of our current financial status, and Mr. Koran's record of paying for our expenses.

20. We have provided a paragraph of information about the degree of control exercised by Mr. Koran.

21. We have complied with this comment, including noting the number of transactions closed, the average revenues and the number of clients.

22. We have added disclosure about the hours committed by Mr. Koran to our company, and updated the disclosure to reflect the other employees.

23. We have made the disclosure about our limited assets and our dependence on financing in the near future in order to be able to continue operations.

24. Our business plan is not unique and particularly different from other financial brokerage units. We have made this clear in our risk factors.

25. We recalculated the taxable dividend value using the post-split number of shares outstanding, as you suggested.

26. We have added a risk factor that discusses out potential for increasing costs when and if our business volume increases.

27.  We  have  deleted  reference  to  the  word  "unique".

28.  We  have  revised  the  text  of  this  risk  factor.

29. We have deleted this risk factor inasmuch as the risk was cast in purely generic terms and we found it difficult to delimit it to our business.


Chris  Windsor,  Esq.
October  25,  2004
Page  6.


30. We have referred to the prospectus in this risk factor and in footnote 1 to the selling shareholder table.

31. We have discussed the risk, since it is material, that our company's shares may not be quoted on the OTC Bulletin Board in the near future.

32. We have added several sentences on the applicability of Rule 144's trading limitations.

33. This risk factor has been revised, but it also takes into account the fact that there are now four officers.

34.  We  have  revised  this  risk  factor  to  discuss  direct  competition.

35.  We  have  moved this risk factor to the front of the section, as requested.

36.  We  have  included  a  risk  factor  that  addresses the penny stock rules.

37. We have clarified that Hairmax has completed the distribution of our shares as of October 31, 2004.

38. We have revised this table, as requested, to properly reflect Mr. Koran's ownership.

39. We have substantially revised the notes to the Hairmax Selling Security Holders Table in order to fully disclose all material relationships.

40. We have disclosed that the HairMax Selling Security Holders are statutory underwriters. However, we disagree with your assertion that the Selling Security Holders are statutory underwriters for the reasons set forth in our response No. 3 above.

41. There are now four directors of our company, and we are in compliance with our By-Laws.

42. The Significant Employees section has been changed to reflect our current roster of four employees.

43. We have clarified the commercial and non-commercial nature of HairMax's customers set forth in this section.


Chris  Windsor,  Esq.
October  25,  2004
Page  7.


44. We have completely revised the marketing and other sections of our description of business. We are deleting any reference to Private Business, Inc., and only mentioned it initially because it was a much larger public company example of an entity that had a commercial brokerage operation.

45. We have provided more details regarding our business plan, as you suggested, including milestones and time frames.

46. We have provided additional clarification concerning our brokerage business, with an emphasis on the transactions that we have actually completed.

47.  We  have  deleted  the  requested  sentence.

48. We have revised the marketing section of our description of business. We have also deleted all "empowering" language.

49. We have deleted the term "strategic" in our section that describes our business where we deem the use of such term to be misleading or inappropriate.

50. We have provided more detail regarding our existing referral sources. They include over twenty bankers who work at over five money center banks located in Charlotte, NC.

51. We have included in a section entitled Plan of Operations information on our plan of operation for the next twelve months in accordance with Item 303(a) of Regulation S-B.

52. We are not a party to any off-balance sheet arrangements so we have not included a separately captioned section of MD&A to address these matters.

53.  The  discussion  of  tax deferred assets was inadvertently included in this section  in  error.  We  have  deleted  this  discussion.

54.  The  cash  in  the  bank  discussion  has  been  revised,  as  requested.

55. We have made the disclosure regarding how long we expect that it will take for the company to become profitable on a self sustaining basis.

56. We have detailed the use of funds drawn-down on our line of credit, as requested.


Chris  Windsor,  Esq.
October  25,  2004
Page  8.


57. We have disclosed and we also hereby confirm that neither Mr. Koran, nor any other person or entity is liable, surety or otherwise providing a guarantee for our line of credit with First Citizens Bank.

58. We have deleted the repetitious "Impact of Inflation" section contained in the MD&A section.

59. We have made the revisions requested by the Staff to the Liquidity and Capital Resources section, including disclosures about our needs to continue as a going concern during the next twelve months, etc.

60. We have revised this sentence to clarify our sources of operating cash flows during the period, as requested.

61. We have revised the two contradictory statements regarding marketing of our services, as requested.

62. In a recent secondary offering by a company that entered into a spin-off agreement with an affiliated OTC Bulletin Board issuer involving shares of common stock that were delivered to the second company and were spun-off in an arrangement similar to ours, and such shares were registered under the first company's registration statement, the staff of the Commission required extensive disclosures about the second party to the transaction. This was good policy from our point of view. In our case, the name HairMax is prominently displayed throughout our prospectus, and our shareholders and prospective shareholders would naturally be curious about this company and want to know something about the company that management has entered into a strategic alliance agreement with, especially its ability to perform its obligations under that agreement. In addition, our shareholders and prospective shareholders would want to know something about the company that has delivered a shareholding body to our company in this offering. The names of those HairMax shareholders appear prominently in the prospectus in the HairMax Selling Security Holder Table, and information about their corporation would be very material to a shareholder and potential shareholder of our company. Disclosure of material information is good policy. Finally, HairMax is a statutory underwriter of our shares of common stock, and has obligations and liabilities under the Securities Act for its role in the spin-off distribution, and we believe prospective purchasers of our stock have a right to know what kind of company they are dealing with and what its capsule income statement and balance sheet information looks like, in the event that those Securities Act liabilities and obligations ever mature.


Chris  Windsor,  Esq.
October  25,  2004
Page  9.


     In short, disclosures about HairMax enhance the decision usefulness to the reader of the prospectus in accordance with the FASB's conceptual framework.

63. We have added several paragraph's about HairMax's decision to become a BDC, as well as the impact of that decision on our strategic alliance agreement.

64. We have corrected the references to "we" contained in the Hairmax section of the prospectus.

65.  We  have  clarified  the  tax  discussion  as  requested.

66. We have revised the text to clarify that the Greentree shares have been issued.

67. We intend to seek quotation on the OTC Bulletin Board, and have made revisions to the text to make that clear.

68. We defer to the expertise of the staff of the Commission, and we have changed references throughout the document to the OTC Bulletin Board to make it clear that the Bulletin Board is a quotation medium for subscribing members, not an issuer listing service.

69. We have made disclosures regarding our compensation expectations for Mr. Koran during the next twelve months.

70. The report of our independent public accountant has been revised as requested.

71. Our auditor has evaluated your ability to continue as a going concern, and decided not to issue a "going concern" qualification for the following reasons: (1) We had positive working capital at May 31, 2004; (2) we had a positive stockholders' equity at May 31, 2004; (3) we had a positive net income for the period ended May 31, 2004; (4) we had positive cash flow from operations for the period ended May 31, 2004; (5) we had no adverse key financial ratios; (6) we have never defaulted on any agreements, have never been denied trade credit and have no need to dispose of assets; and
     (7) we have no negative internal matters such as uneconomic long-term commitments that will not be covered by a future equity raise.

72. (a) We kept the par value of our common stock at $.001 after the stock split because our counsel advised us to do so. We understand that a stock split only affects the outstanding shares of our common stock, and not the par value per share. There may be commentators in North
          Carolina who disagree with this position, but the law is unclear and we have taken the position that we believe is the most conservative. This view is consistent with generally accepted

Chris  Windsor,  Esq.
October  25,  2004
Page  10.


          practices for other publicly traded registrants. We do not believe that this share transaction is a "split-up effected in the form of a dividend".

     (b) We do not believe that the transaction should be reported as a "split-up effected in the form of a dividend", and, accordingly, the financial statements do not need revision.

     (c) The par value of our common stock was paid in the form of a promissory note of an officer of our company. The Board of Directors valued the note at its face value and the stock at $.001 per share. The paid in par value equaled $9,900. There would have been sufficient consideration as a matter of state law for the issuance of the shares by forward stock split. According to NCGS Section 55-6-21, a promissory note is legal and valid consideration for the issuance of stock of a North Carolina corporation.

     (d) The capital transaction did not involve a stock dividend, so we did not consider the guidance of the Minutes of the AICPA SEC Regulations Committee (March 2001). The transaction involved a forward stock split in which a receivable of $9,900 was created in the stockholders' equity section of the balance sheet as consideration therefor.

     (e) We considered the Guidance of FRR.214 and took the position, consistent with the SEC's staff, of recording the stock split at par value with a charge to capital surplus, offset by a debit to Subscription Receivable Due From Officer.

     (f) The obligation is reflected in the stockholders' equity section as a receivable.

73. We have revised the Revenue Recognition footnote to more clearly explain how we recognize the "on-going monthly commissions paid for the life of the financing".

Please  let  us  know  if  you  have  further  questions.



Sincerely,


/s/  David  R.  Koran,  President


cc:     Harold  H.  Martin,  Esq.